SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 26, 2013

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, which has not yet been declared effective, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2013 and 2012. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2012 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2012 annual report on Form 20-F.

Recent Developments

Navios Holdings

On July 9, 2013, Navios Holdings agreed to acquire one 2006-built Panamax vessel and three 2005-built Panamax vessels for an aggregate purchase price of $66.0 million to be financed with debt and cash on hand. During July 2013, the Company paid a 10% deposit of $6.6 million. On August 26, 2013, Navios Holdings took delivery of the Navios Galileo, a 2006-built bulk carrier vessel for an acquisition price of $17.3 million. The remaining three vessels are expected to be delivered during the third quarter of 2013.

Dividend Policy

On August 19, 2013, the Board of Directors declared a quarterly cash dividend for the second quarter of 2013 of $0.06 per share of common stock. This dividend is payable on September 26, 2013 to stockholders of record on September 18, 2013. The declaration and payment of any further dividends remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit and other debt agreements.

Changes in Capital Structure

During the six month period ended June 30, 2013, 12,452 shares of restricted common stock were forfeited to the Company upon termination of employment of certain employees, and 87,750 shares were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

Following the forfeiture of the shares described above, as of June 30, 2013, Navios Holdings had 103,330,707 shares of common stock and 8,479 shares of preferred stock outstanding.

Navios South American Logistics Inc. (“Navios Logistics”)

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total consideration price of $20.3 million. These pushboats are expected to be delivered in the fourth quarter of 2013.

On July 10, 2013, Navios Logistics became the sole shareholder of Hidronave South American Logistics S.A. (“Hidronave S.A.”) by acquiring the remaining 49% noncontrolling interest for a total cash consideration of $0.8 million payable in three installments, with the final installment due on January 15, 2014.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19.1 million, which are expected to be delivered in the first quarter of 2014. This contract also includes an option exercisable by Navios Logistics for the construction of an additional 36 barges under the same terms and conditions.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On July 3, 2013, Navios Holdings received an amount of $3.0 million from Navios Acquisition, equal to a dividend of $0.05 per common share, representing the cash distribution for the first quarter of 2013.

Navios Maritime Partners L.P. (“Navios Partners”)

On August 13, 2013, Navios Holdings received $7.3 million from Navios Partners, representing the cash distribution for the second quarter of 2013.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisitions’ fleet and Navios Partners’ fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management of its owned fleet, Navios Partners’ and Navios Acquisitions’ fleet, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

On August 25, 2005, Navios Holdings was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Logistics

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. Navios Holdings currently owns 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. Currently, Navios Holdings’ interest in Navios Partners is 23.4% (which includes a 2% general partner interest).

Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. Currently, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition is 48.2% and its economic interest in Navios Acquisition is 51.6%.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 60 vessels totaling 5.8 million dwt. The employment profile of the fleet as of August 26, 2013 is reflected in the tables below. The 48 vessels currently in operation aggregate to approximately 4.8 million deadweight tons (“dwt”) and have an average age of 6.3 years. Navios Holdings has currently fixed 85.6% and 23.1% of the 2013 and 2014 available days, respectively, of its fleet (excluding vessels which are utilized to fulfill Contracts of Affreightment (“COAs”)), representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreements of $151.5 million, and $64.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $11,524 and $15,586 for 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2013 is estimated at $13,357.

Owned Fleet. Navios Holdings owns a fleet comprised of 14 Ultra Handymax vessels, ten Capesize vessels, 15 Panamax vessels and one Handysize vessel, which have an average age of approximately 6.9 years. Of the 40 owned vessels, 31 are currently in operation under long-term time charters, three vessels are expected to be delivered in third quarter of 2013 and the Navios Asia LLC (“Navios Asia”) fleet is expected to be delivered in the third and fourth quarter of 2013.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)		Profit Share (5)	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	15,533		No	10/13/2013
Navios Ionian	Ultra Handymax	2000	52,067	8,788		No	12/17/2013
Navios Celestial	Ultra Handymax	2009	58,063	8,833		No	11/08/2013
				7,600		70% in excess of $8,000	05/08/2015
Navios Vector	Ultra Handymax	2002	50,296	9,738		No	08/29/2013
Navios Horizon	Ultra Handymax	2001	50,346	9,500		No	09/05/2013
Navios Herakles	Ultra Handymax	2001	52,061	8,788		No	03/28/2014
Navios Achilles	Ultra Handymax	2001	52,063	8,788		No	10/28/2013
Navios Meridian	Ultra Handymax	2002	50,316	8,883		No	09/20/2013
Navios Mercator	Ultra Handymax	2002	53,553	10,450		No	08/30/2013
Navios Arc	Ultra Handymax	2003	53,514	8,788		No	09/19/2013
Navios Hios	Ultra Handymax	2003	55,180	8,181		100% in excess of $8,500	08/07/2015
Navios Kypros	Ultra Handymax	2003	55,222	8,550		No	03/20/2014
Navios Ulysses	Ultra Handymax	2007	55,728	9,975		No	04/30/2014
Navios Vega	Ultra Handymax	2009	58,792	9,025		No	12/16/2013
Navios Astra	Ultra Handymax	2006	53,468	10,213		No	09/25/2013
Navios Magellan	Panamax	2000	74,333	8,313		No	03/15/2014
Navios Star	Panamax	2002	76,662	7,790		No	01/22/2014
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	12,825		No	04/15/2014
Navios Avior	Panamax	2012	81,355	12,716		No	05/14/2014
Navios Galileo	Panamax	2006	76,596	8,835		No	03/15/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	14,488		No	10/12/2015
Navios Lumen	Capesize	2009	180,661	10,450	(7)	No	01/18/2014
Navios Stellar	Capesize	2009	169,001	10,450		No	11/11/2013
Navios Phoenix	Capesize	2009	180,242	13,656		No	01/27/2014	(6)
Navios Antares	Capesize	2010	169,059	12,350		No	01/06/2014
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	17,100		No	11/20/2013
Navios Altamira	Capesize	2011	179,165	23,440		No	01/28/2016
Navios Azimuth	Capesize	2011	179,169	9,738		No	01/15/2014

Owned Vessels to be Delivered

Vessels	Type	Built
Navios Northern Star	Panamax	2005
Navios Amitie	Panamax	2005
Navios Taurus	Panamax	2005
Total DWT of 227,386

Navios Asia Vessels to be Delivered (8)

Vessels	Type	Built	Charter- out Rate (9)	Expiration Date (10)
Navios TBN	Panamax	2007	13,199	Q4 2014
Navios TBN	Panamax	2007	11,426	Q4 2014
Navios TBN	Panamax	2007	10,687	Q3 2015
Navios TBN	Panamax	2007	10,540	Q3 2014
Navios TBN	Panamax	2006	—	—
Navios TBN	Panamax	2006	11,520	Q4 2013
Total DWT of 464,173

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of seven Capesize, six Panamax, six Ultra Handymax, and one Handysize vessels, which have an average age of approximately 5.6 years. Of the 20 chartered-in vessels, 17 are currently in operation and three are scheduled for delivery at various times through April 2016, as set forth in the following table:

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter- out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	6,175		08/30/2013
				Yes	(4)	8,075		12/13/2013
Navios Primavera	Ultra Handymax	2007	53,464	Yes		8,835		11/16/2013
Navios Armonia	Ultra Handymax	2008	55,100	No		9,263		09/24/2013
Navios Apollon (11)	Ultra Handymax	2000	52,073	No		7,700		08/14/2014
Navios Oriana	Ultra Handymax	2012	61,442	Yes		8,788		08/28/2013
Navios Libra II	Panamax	1995	70,136	No		8,550		10/07/2013
Navios Altair	Panamax	2006	83,001	No		8,075		10/22/2013
Navios Esperanza	Panamax	2007	75,356	No		6,840		09/03/2013
Navios Marco Polo	Panamax	2011	80,647	Yes		7,838		01/13/2014
Navios Southern Star	Panamax	2013	82,224	Yes		10,450		08/30/2013
				Yes		8,178	(12)	10/14/2014
Navios Koyo	Capesize	2011	181,415	Yes		11,970		03/05/2014
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
SC Lotta	Capesize	2009	169,056	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Mercury	Ultra Handymax	09/2013	Yes	61,000
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Daily rate net of commissions or net insurance rates. These rates do not include insurance proceeds received upfront in November 2012.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Profit share based on applicable Baltic routes exceeding $/day rates listed.
(6)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(7)	Amount represents daily rate of mitigation proceeds following the restructuring of the original charter.
(8)	51% ownership of Navios Holdings.
(9)	Daily charter-out rate net of commissions.
(10)	Expiration date assuming no exercise of optional periods.
(11)	Profit sharing 100% in excess of $8,000.
(12)	Based on weighted average Panamax Index routes +17%.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire.

Navios Holdings enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet: Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for a duration of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing commercial risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. During periods where low to moderate market rates prevail, Navios Holdings will charter-out the vessels it is presently operating for shorter periods to take advantage of market upturns. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. From time to time Navios Holdings also trades additional vessels taken in on shorter term charters of less than 12 month duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2011, 2012 and through June 30, 2013, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,209 per day for the six month period ended June 30, 2013. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then current market.

                Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable long-term rates, will continue to help mitigate the impact of the declines in freight rates. A weaker freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates and the global financial crisis, available ship financing has also been negatively impacted, which Navios Holdings believes should reduce the number of new builds.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, Paraguay and Brazil, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations of Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2012 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 5.8 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

                Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 6.9 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment and Forward Freight Agreements (COA and FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed during 2011, 2012 or in 2013 through August 22, 2013, or were active during those periods. LCH calls for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH. At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of Navios Holdings’ port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

Period over Period Comparisons

For the Three Month Period Ended June 30, 2013 Compared to the Three Month Period Ended June 30, 2012

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2013 and 2012. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$125,572	$172,079
Time charter, voyage and logistics business expenses	(65,632)	(73,215)
Direct vessel expenses	(26,444)	(33,042)
General and administrative expenses	(9,873)	(12,473)
Depreciation and amortization	(24,233)	(25,872)
Interest income/(expense) and finance cost, net	(27,372)	(25,306)
Loss on derivatives	(87)	(76)
Gain on sale of assets	18	323
Other income/(expense), net	9,865	(2,854)

Loss before equity in net earnings of affiliated companies	(18,186)	(436)
Equity in net earnings of affiliated companies	4,127	8,058

(Loss)/income before taxes	(14,059)	7,622
Income tax expense	(128)	(1,449)

Net (loss)/income	(14,187)	6,173
Less: Net income attributable to the noncontrolling interest	(1,694)	(888)

Net (loss)/income attributable to Navios Holdings common stockholders	$(15,881)	$5,285

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Logistics) for each of the three month periods ended June 30, 2013 and 2012 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended June 30,
	2013	2012
	(unaudited)	(unaudited)
FLEET DATA
Available days	4,586	4,379
Operating days	4,449	4,340
Fleet utilization	97.0%	99.1%
Equivalent vessels	50	48
AVERAGE DAILY RESULTS
Time Charter Equivalents	$10,600	$19,821

During the three month period ended June 30, 2013, there were 207 more available days, as compared to the same period of 2012 due to an increase in short-term charter-in fleet available days of 277 days. This increase was partially offset by (i) a decrease in available days for owned vessels of 12 days following the sale of the Navios Buena Ventura in June 2012 to Navios Partners; and (ii) a decrease in long-term charter-in fleet available days of 58 days.

The average TCE rate for the three month period ended June 30, 2013 was $10,600 per day, $9,221 per day lower than the rate achieved in the same period of 2012. This was primarily due to the receipt in advance of $175.4 million due to restructuring of credit default insurance in the fourth quarter of 2012.

Revenue: Revenue from drybulk vessel operations for the three months ended June 30, 2013 was $62.1 million, as compared to $98.8 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to (i) a decrease in the TCE per day by 46.5% to $10,600 per day in the second quarter of 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance in the fourth quarter of 2012, as compared to $19,821 per day in the same period of 2012; and (ii) a decrease in available days for owned vessels by 0.4% to 2,730 days in the second quarter of 2013 from 2,742 days in the same period of 2012. This decrease was partially offset by an increase in available days as discussed above.

Revenue from the logistics business was $63.5 million for the three months ended June 30, 2013 as compared to $73.3 million for the same period of 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $7.6 million or 10.4% to $65.6 million for the three month period ended June 30, 2013, as compared to $73.2 million for the three month period ended June 30, 2012.

The time charter and voyage expenses from drybulk operations increased by $1.5 million or 3.9% to $41.5 million for the three month period ended June 30, 2013, as compared to $40.0 million for the three month period ended June 30, 2012. This was primarily due to an increase in long-term and short-term fleet available days (as discussed above) and voyage charter expenses mainly due to an increase in bunker expenses.

Of the total amounts for the three month periods ended June 30, 2013 and 2012, $24.1 million and $33.2 million, respectively, related to Navios Logistics. The $9.1 million decrease in Navios Logistics was mainly due to a decrease in (i) the Paraguayan liquid port’s volume and cost of products sold; (ii) the operating days of the cabotage fleet; and (iii) time charter and voyage expenses of the barge business mainly attributable to a decrease in charter-in expenses due to the acquisition of one pushboat and six tank barges in the third quarter of 2012, which were previously chartered-in. This decrease was partially mitigated by an increase in salaries and other operating expenses in Navios Logistics’ dry port facility in Uruguay.

Direct Vessel Expenses: Direct vessel expenses decreased by $6.6 million or 20.0% to $26.4 million for the three month period ended June 30, 2013, as compared to $33.0 million for the same period in 2012. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. Of the total amounts for the three month periods ended June 30, 2013 and 2012, $16.8 million and $19.1 million, respectively, related to Navios Logistics. This decrease was mainly attributable due to a decrease in repairs and maintenance and other operating costs.

The drybulk direct vessel expenses decreased by $4.3 million or 30.8% to $9.6 million for the three month period ended June 30, 2013, as compared to $13.9 million for same period in 2012. This decrease was mainly attributable due to a decrease in stores, provisions, lubricants, chemicals, repairs and maintenance.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs (1)	$5,092	$5,773
Professional, legal, audit fees and other (1)	960	1,887
Navios Logistics (2)	3,540	3,229

Sub-total	9,592	10,889
Credit risk insurance (1)	281	1,584

General and administrative expenses	$9,873	$12,473

(1)	Excludes the logistics business.
(2)	Includes $0.2 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

The decrease in general and administrative expenses by $2.6 million or 20.8% to $9.9 million for the three month period ended June 30, 2013, as compared to $12.5 million for the same period of 2012, was mainly attributable to (i) a $0.7 million decrease in professional, legal, audit fees and other expenses; (ii) a $1.3 million decrease in credit risk insurance following its restructuring; and (iii) a $0.9 million decrease in payroll and related costs. This decrease was partially mitigated by a $0.3 million increase in general and administrative expenses attributable to the logistics business.

Depreciation and Amortization: For the three month period ended June 30, 2013, depreciation and amortization decreased by $1.6 million or 6.3% to $24.3 million, as compared to $25.9 million for the same period in 2012. The decrease was primarily due to a decrease in (i) depreciation and amortization in the logistics business by $0.3 million mainly due to the decrease of the amortization of intangible assets allocated to the barge business which were fully amortized in 2012; and (ii) depreciation and amortization of drybulk vessels by $1.3 million mainly due to a (a) $0.3 million decrease due to change in scrap rates (See “Critical Accounting Policies” section); (b) $0.3 million decrease due to the sale of the Navios Buena Ventura in June 2012; and (c) $0.7 million decrease in amortization of favorable/unfavorable leases as a result of the redelivery of charter-in vessels in the fourth quarter of 2012.

Interest Income/(Expense) and Finance Cost, Net: Interest income/(expense) and finance cost, net for the three month period ended June 30, 2013 increased by $2.1 million or 8.2% to $27.4 million, as compared to $25.3 million in the same period of 2012. This increase was mainly due to (i) a $1.6 million increase in interest income/(expense) and finance cost, net of Navios Logistics mainly due to the issuance of $90.0 million Additional Logistics Senior Notes (as defined below) in March 2013; and (ii) a $0.5 million increase in interest income/(expense) and finance cost, net of Navios Holdings mainly attributable to the decrease in interest income from time deposits, mainly as a result of decreased cash balances.

Other Income/(Expense), Net: Other income/(expense), net increased by $12.7 million or 445.7% to $9.9 million income for the three month period ended June 30, 2013, as compared to $2.8 million loss for the same period in 2012. This increase was due to (i) a $12.1 million increase in other income, net of Navios Holdings mainly due to $12.5 million of income relating to fair value valuation of Korea Line Corporation (“KLC”) shares received during the three month period ended June 30, 2013 as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of certain vessels; and (ii) a $0.6 million decrease in other expenses, net of Navios Logistics mainly due to a decrease (a) in the provision for losses on accounts receivable; and (b) in foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $3.9 million or 48.8% to $4.1 million for the three month period ended June 30, 2013, as compared to $8.0 million for the same period in 2012. This decrease was mainly due to (i) a $0.6 million decrease in investment income mainly due to (a) a $0.8 million net increase in contribution relating to Navios Partners; and (b) a $1.4 million negative contribution under the equity method relating to Navios Acquisition; and (ii) a $3.3 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. Navios Holdings’ ownership in Navios Acquisition decreased following Navios Acquisition’s offering in May 2013. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

Gain on Sale of Assets: Gain on sale of assets was $0 for the three month period ended June 30, 2013, as compared to $0.3 million for the same period in 2012. On June 15, 2012, the Navios Buena Venture was sold to Navios Partners resulting in a $0.3 million gain.

Income Tax: Income tax expense for the three month period ended June 30, 2013 decreased by $1.3 million or 91.2% to $0.1 million, as compared to $1.4 million for the same period in 2012. The total change in income taxes was mainly attributable to Navios Logistics due to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business. This change was partially offset by an increase in income taxes of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to noncontrolling interests increased by $0.8 million to $1.7 million for the three month period ended June 30, 2013, as compared to a $0.9 million loss for the same period in 2012. This increase was attributable to Navios Logistics’ higher net income for the three month period ended June 30, 2013 compared to the same period in 2012.

For the Six Month Period Ended June 30, 2013 Compared to the Six Month Period Ended June 30, 2012

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2013 and 2012. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$259,409	$324,093
Time charter, voyage and logistics business expenses	(135,640)	(134,932)
Direct vessel expenses	(54,139)	(59,050)
General and administrative expenses	(18,835)	(25,026)
Depreciation and amortization	(48,556)	(51,706)
Interest income/(expense) and finance cost, net	(52,730)	(50,546)
Loss on derivatives	(260)	(202)
Gain on sale of assets	18	323
Other income/(expense), net	6,734	(4,221)

Loss before equity in net earnings of affiliated companies	(43,999)	(1,267)
Equity in net earnings of affiliated companies	18,250	16,633

(Loss)/income before taxes	(25,749)	15,366
Income tax benefit/(expense)	3,572	(595)

Net (loss)/income	(22,177)	14,771
Less: Net income attributable to the noncontrolling interest	(3,859)	(27)

Net (loss)/income attributable to Navios Holdings common stockholders	$(26,036)	$14,744

Set forth below are selected historical and statistical data for Navios Holdings for each of the six month periods ended June 30, 2013 and 2012 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended June 30,
	2013	2012
	(unaudited)	(unaudited)
FLEET DATA
Available days	8,916	8,487
Operating days	8,669	8,402
Fleet utilization	97.2%	99.0%
Equivalent vessels		47
AVERAGE DAILY RESULTS
Time Charter Equivalents	$11,211	$20,645

During the six month period ended June 30, 2013, there were 429 more available days, as compared to the same period of 2012 mainly due to (i) an increase of 141 available days of owned vessels mainly attributable to the delivery of the Navios Centaurus and the Navios Avior in March and May 2012, respectively; and (ii) an increase in short-term charter-in fleet available days of 379 days. This increase was partially offset by a decrease in available days for long-term charter-in fleet available days of 91 days.

The average TCE rate for the six month period ended June 30, 2013 was $11,211 per day, $9,434 per day lower than the rate achieved in the same period of 2012. This was primarily due to the receipt in advance of $175.4 million due to restructuring of credit default insurance in the fourth quarter of 2012.

Revenue: Revenue from drybulk vessel operations for the six months ended June 30, 2013 was $122.7 million as compared to $200.7 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to a decrease in the TCE per day by 45.7% to $11,211 per day in first half of 2013 following the receipt in advance of $175.4 million due to restructuring of credit default insurance in the fourth quarter of 2012, as compared to $20,645 per day in the same period of 2012. This decrease was partially offset by an increase in available days as described above.

Revenue from the logistics business was $136.7 million for the six months ended June 30, 2013 as compared to $123.4 million for the same period of 2012. This increase was mainly attributable to an increase in (i) the Paraguayan liquid port’s volume of products sold; (ii) rates in the dry port terminal; (iii) the cabotage fleet’s utilization; and (iv) the revenue from liquid cargo transportation due to higher rates.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $0.7 million or 0.5% to $135.6 million for the six month period ended June 30, 2013, as compared to $134.9 million for the six month period ended June 30, 2012.

The time charter and voyage expenses from drybulk operations decreased by $4.2 million or 5.2% to $76.1 million for the six month period ended June 30, 2013, as compared to $80.3 million for the six month period ended June 30, 2012. This increase was primarily due to a net decrease of 91 days in the long-term charter-in fleet available days (as discussed above). This was mitigated by an increase in voyage charter expenses mainly due to an increase in bunker expenses.

Of the total amounts for the six month periods ended June 30, 2013 and 2012, $59.5 million and $54.6 million, respectively, related to Navios Logistics. The $4.9 million increase in Navios Logistics was mainly due to an increase in (i) the Paraguayan liquid port’s volume of products sold; (ii) salaries and other operating expenses in Navios Logistics’ dry port facility in Uruguay; and (iii) the operating days of the cabotage fleet. This increase was partially offset by a decrease in time charter and voyage expenses of the barge business mainly attributable to a decrease in charter-in expenses due to the acquisition of one pushboat and six tank barges in the third quarter of 2012, which were previously chartered-in.

Direct Vessel Expenses: Direct vessel expenses decreased by $4.9 million or 8.3% to $54.2 million for the six month period ended June 30, 2013, as compared to $59.1 million for the same period in 2012. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. Of the total amounts for both the six month periods ended June 30, 2013 and 2012, $35.1 million related to Navios Logistics.

The drybulk direct vessel expenses decreased by $4.9 million or 20.5% to $19.1 million for the six month period ended June 30, 2013, as compared to $24.0 million for same period in 2012. This decrease was mainly attributable due to a decrease in stores, provisions, lubricants, chemicals, repairs and maintenance.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs (1)	$9,254	$11,263
Professional, legal, audit fees and other (1)	2,396	3,584
Navios Logistics (2)	6,611	6,863

Sub-total	18,261	21,710
Credit risk insurance (1)	574	3,316

General and administrative expenses	$18,835	$25,026

(1)	Excludes the logistics business.
(2)	Includes $0.4 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

The decrease in general and administrative expenses by $6.2 million or 24.7% to $18.8 million for the six month period ended June 30, 2013, as compared to $25.0 million for the same period of 2012, was mainly attributable to (i) a $2.0 million decrease in payroll and other related costs; (ii) a $1.2 million decrease in professional, legal and audit fees; (iii) a $0.3 million decrease in general and administrative expenses attributable to the logistics business; and (iv) a $2.7 million decrease in credit risk insurance following its restructuring.

Depreciation and Amortization: For the six month period ended June 30, 2013, depreciation and amortization decreased by $3.2 million or 6.1% to $48.5 million, as compared to $51.7 million for the same period in 2012. The decrease was primarily due to a decrease in (i) depreciation and amortization in the logistics business by $1.0 million mainly due to the decrease of the amortization of intangible assets allocated to the barge business which were fully amortized in 2012; and (ii) depreciation and amortization of drybulk vessels by $2.1 million mainly due to a (a) $0.6 million change in scrap rates (See “Critical Accounting Policies” section), (b) $0.3 million decrease due to sale of the Navios Buena Ventura in June 2012, and (c) $1.3 million decrease in amortization of favorable/unfavorable leases as a result of the redelivery of charter-in vessels in the fourth quarter of 2012.

Interest Income/(Expense) and Finance Cost, Net: Interest income/(expense) and finance cost, net for the six month period ended June 30, 2013 increased by $2.2 million or 4.3% to $52.7 million, as compared to $50.5 million in the same period of 2012. This increase was due to (i) a $2.0 million increase in income/(expense) and finance cost, net of Navios Logistics mainly due to the issuance of $90.0 million Additional Logistics Senior Notes (as defined below) in March 2013; and (ii) a $0.2 million increase in interest income/(expense) and finance cost, net of Navios Holdings mainly attributable to the decrease in interest income from time deposits, mainly as a result of decreased cash balances.

Other Income/(Expense), Net: Other income/(expense), net increased by $11.0 million or 259.5% to $6.8 million income for the six month period ended June 30, 2013, as compared to $4.2 million loss for the same period in 2012. This increase was due to a $12.4 million increase in other income, net of Navios Holdings mainly due to $13.1 million of income relating to fair value valuation of KLC shares received during the six month period ended June 30, 2013 as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of certain vessels. This change was partially offset by a $1.4 million increase in other expenses, net of Navios Logistics mainly due to an increase (i) in taxes other than income taxes; and (ii) in foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $1.6 million or 9.7% to $18.2 million for the six month period ended June 30, 2013, as compared to $16.6 million for the same period in 2012. This increase was mainly due to (i) a $4.9 million increase in investment income, mainly due to (a) a $7.7 million net increase in contribution relating to Navios Partners; and (b) a $2.7 million negative contribution relating to Navios Acquisition; and (ii) a $3.3 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. Navios Holdings’ ownership in Navios Partners and Navios Acquisition decreased following the Navios Partners’ offering in February 2013 and Navios Acquisition’s offerings in February and in May 2013. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

Gain on Sale of Assets: Gain on sale of assets was $0 for the six month period ended June 30, 2013, as compared to $0.3 million for the same period in 2012. On June 15, 2012, the Navios Buena Venture was sold to Navios Partners resulting in a $0.3 million gain.

Income Tax: Income tax expense for the six month period ended June 30, 2013 decreased by $4.2 million or 700.3% to a $3.6 million benefit for the six month period ended June 30, 2013, as compared to a $0.6 million expense for the same period in 2012. The total change in income taxes was mainly attributable to Navios Logistics due to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business. This change was partially offset by an increase in income taxes of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to noncontrolling interests increased by $3.8 million for the six month period ended June 30, 2013, as compared to $0 for the same period in 2012. This increase was attributable to Navios Logistics’ higher net income for the six month period ended June 30, 2013 compared to the same period in 2012.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, proceeds from bonds and credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the six month periods ended June 30, 2013 and 2012. Since the initiation of the program, 981,131 shares have been repurchased for a total consideration of $2.0 million.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the six month periods ended June 30, 2013 and 2012.

	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$41,351	$37,643
Net cash (used in)/provided by investing activities	(90,261)	14,230
Net cash provided by/(used in) financing activities	62,139	(53,874)

Increase/(decrease) in cash and cash equivalents	13,229	(2,001)

Cash and cash equivalents, beginning of the period	257,868	171,096

Cash and cash equivalents, end of period	$271,097	$169,095

Cash provided by operating activities for the six month period ended June 30, 2013 as compared to the cash provided by for the six month period ended June 30, 2012:

Net cash provided by operating activities increased by $3.7 million to $41.3 million for the six month period ended June 30, 2013, as compared to $37.6 million for the same period of 2012. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $59.3 million gain for the six month period ended June 30, 2013, which consisted mainly of the following adjustments: $48.6 million of depreciation and amortization, $4.2 million of amortization of deferred drydock expenses, $2.9 million of amortization of deferred finance fees, $1.4 million relating to share-based compensation, $0.1 million of unrealized losses on FFAs and a $5.7 million movement in earnings in affiliates net of dividends received. These adjustments were partially offset by a $3.6 million decrease in income taxes.

The positive change in operating assets and liabilities of $4.2 million for the six month period ended June 30, 2013 resulted from a $50.2 million decrease in amounts due from affiliates, a $2.8 million decrease in accounts receivable, a $0.2 million decrease in restricted cash, a $1.2 million decrease in derivative accounts and a $2.5 increase in other long-term liabilities. These were partially offset by a $8.3 million in payments for drydock and special survey costs, a $3.0 million decrease in accounts payable, a $3.2 million decrease in accrued expenses, a $7.0 million decrease in deferred income, a $8.5 million increase in inventories, a $8.7 million increase in prepaid expenses and other current assets and a $14.0 million increase in other long-term assets.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $68.3 million gain for the six month period ended June 30, 2012, which consisted mainly of the following adjustments: $51.7 million of depreciation and amortization, $3.7 million of amortization of deferred drydock expenses, $2.8 million of amortization of deferred finance fees, $2.4 million relating to share-based compensation, a $6.9 million movement in earnings in affiliates net of dividends received, $0.2 million of unrealized losses on FFAs, a $0.3 provision for losses on accounts receivable and a $0.6 increase in income taxes. These adjustments were partially offset by a $0.3 million gain on the sale of the Navios Buena Ventura to Navios Partners.

The negative change in operating assets and liabilities of $45.5 million for the six month period ended June 30, 2012 resulted from a $6.9 million increase in accounts receivable, a $3.1 million increase in inventories, a $5.6 million increase in prepaid expenses and other current assets, a $29.8 million increase in amounts due from affiliates, a $4.6 million increase in restricted cash, a $2.8 million increase in other long-term assets, a $0.2 million increase in derivative accounts, a $2.3 million decrease in accounts payable, a $7.7 million decrease in deferred income and $6.6 million in payments for drydock and special survey costs. These were partially offset by a $9.8 million increase in accrued expenses and a $14.3 million increase in other long-term liabilities.

Cash used in investing activities for the six month period ended June 30, 2013 as compared to the cash provided by investing activities for the six month period ended June 30, 2012:

Cash used in investing activities was $90.3 million for the six month period ended June 30, 2013, while cash provided by investing activities was $14.2 million for the same period in 2012.

Cash used in investing activities for the six months ended June 30, 2013 was the result of: (i) $111.5 million in payments relating to (a) $1.5 million for the acquisition of General Partner units following Navios Partners’ offering; and (b) $110.0 million relating to the acquisition of Navios Acquisition shares as part of its February and May 2013 offerings; (ii) $2.1 million relating to the acquisition of port terminal operating rights; and (iii) $16.1 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics for (a) the construction of a new conveyor belt in Nueva Palmira; (b) the construction of two new tank barges; and (c) the purchase of other fixed assets. The above was partially offset by (i) a $35.0 million loan repayment from Navios Acquisition; and (ii) a $4.4 million movement relating to Navios Acquisition’s long-term receivable.

Cash provided by investing activities for the six months ended June 30, 2012 was the result of: (a) $59.5 million of proceeds from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012 and (b) $5.0 million loan repayment from Navios Acquisition. The above was partially offset by (a) $1.5 million in payments relating to the acquisition of General Partner units following the offering by Navios Partners in May 2012; (b) $26.1 million paid for the acquisition of the vessel Navios Serenity and $12.3 million paid for the delivery of the Navios Centaurus on March 30, 2012 and the Navios Avior on May 14, 2012; (c) the purchase of other fixed assets and improvements amounting to $8.5 million mainly relating to Navios Logistics; and (d) a $1.9 million of loan proceeds to Navios Acquisition.

Cash provided by financing activities for the six month period ended June 30, 2013 as compared to the cash used in financing activities for the six month period ended June 30, 2012:

Cash provided by financing activities was $62.1 million for the six month period ended June 30, 2013, while cash used in financing activities was $53.9 million for the same period of 2012.

Cash provided by financing activities for the six month period ended June 30, 2013 was the result of (i) $90.3 million of proceeds (net of $3.1 million finance fees) from the Additional Logistics Senior Notes issued in March 2013; (ii) an $18.5 million movement in restricted cash relating to loan repayments; and (iii) $0.3 million of proceeds from the exercise of options to purchase common stock. This was partially offset by: (i) a $33.1 million of installments paid in connection with Navios Holdings’ outstanding indebtedness; (ii) $0.7 million relating to payments for capital lease obligations and (iii) $13.2 million of dividends paid to the Company’s stockholders.

Cash used in financing activities for the six month period ended June 30, 2012 was the result of (i) $92.2 million of repayments made in connection with Navios Holdings’ outstanding indebtedness comprising of (a) a full repayment of the Cyprus Popular Bank Public Co. Ltd. loan facility in April 2012 in the amount of $17.4 million, (b) a $26.8 million partial repayment of the Deka loan facility due to the sale of the Navios Buena Ventura, and (c) $48.0 million of installments paid; (ii) $0.9 million relating to payments for capital lease obligations and (iii) $13.2 million of dividends paid to the Company’s stockholders. This was partially offset by: (i) $25.5 million of loan proceeds for financing the acquisition of the Navios Serenity (net of relating finance fees of $0.5 million), (ii) $ 14.5 million of loan proceeds for the refinancing of the Navios Astra (net of relating finance fees of $0.5 million), (iii) $10.8 million of loan proceeds for financing the construction of the Navios Avior (net of relating finance fees of $0.5 million), (iv) a $1.5 million decrease in restricted cash relating to loan repayments and (v) $0.1 million of proceeds from the exercise of options to purchase common stock.

Adjusted EBITDA: EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	June 30, 2013	June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$24,650	$7,842
Net (decrease)/increase in operating assets	(28,735)	23,526
Net decrease in operating liabilities	20,110	9,061
Net interest cost	27,372	25,306
Deferred finance charges	(1,234)	(1,500)
Provision for losses on accounts receivable	272	(224)
Unrealized gain/(losses) on FFA derivatives	88	(135)
Equity in affiliates, net of dividends received	(7,585)	(4,661)
Payments for drydock and special survey	5,538	2,436
Noncontrolling interest	(1,694)	(888)
Gain on sale of assets	18	323

Adjusted EBITDA	$38,800	$61,086

	Six Months Ended
	June 30, 2013	June 30, 2012
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$41,351	$37,643
Net (decrease)/increase in operating assets	(22,083)	52,750
Net decrease/(increase) in operating liabilities	9,578	(13,886)
Net interest cost	52,730	50,546
Deferred finance charges	(2,932)	(2,832)
Provision for losses on accounts receivable	(45)	(310)
Unrealized losses on FFA derivatives	(69)	(252)
Equity in affiliates, net of dividends received	5,684	(6,905)
Payments for drydock and special survey	8,269	6,609
Noncontrolling interest	(3,859)	(27)
Gain on sale of assets	18	323

Adjusted EBITDA	$77,274	$123,659

Adjusted EBITDA for the three months ended June 30, 2013 and 2012 was $38.8 million and $61.1 million, respectively. The $22.3 million decrease in Adjusted EBITDA was primarily due to (i) a $46.5 million decrease in revenue; (ii) a $3.9 million decrease in equity in net earnings from affiliated companies; (iii) a $0.8 million increase in net income attributable to the noncontrolling interest; (iv) a $0.3 million decrease in gain on sale of assets; and (v) a $0.1 million increase in loss on derivatives. This overall variance of $51.6 million was mitigated by: (i) a $7.6 million decrease in time charter, voyage and logistics business expenses; (ii) a $6.9 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a decrease in general and administrative expenses of $2.1 million (excluding share-based compensation expenses); and (iv) a $12.7 million decrease in other income/expense, net.

Adjusted EBITDA for the six months ended June 30, 2013 and 2012 was $77.3 million and $123.7 million, respectively. The $46.4 million decrease in Adjusted EBITDA was primarily due to (i) a $64.7 million decrease in revenue; (ii) an $0.7 million increase in time charter, voyage and logistics business expenses; (iii) a $3.8 million increase in net income attributable to the noncontrolling interest; (iv) a $0.3 million decrease in gain from sale of assets; and (v) a $0.1 million increase in losses from derivatives. The overall variance of $69.6 million was mitigated by: (i) a decrease in general and administrative expenses of $5.1 million (excluding share-based compensation expenses); (ii) a $5.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $11.0 million decrease in other income/expense, net; and (iv) a $1.6 million increase in equity in net earnings from affiliated companies.

Long-term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of June 30, 2013, the Company had secured credit facilities with various banks with a total outstanding balance of $290.4 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 1.75% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from October 2014 to May 2022. See also maturity table included below.

During the six month periods ended June 30, 2013, the Company paid in advance $28.6 million relating to scheduled repayment installments due in the period from April 1, 2013 to December 31, 2013.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities require compliance with a number of financial and security value maintenance covenants, including: loan-to-value ratio covenants based on either charter-adjusted valuations or charter-free valuations, debt coverage ratios and minimum liquidity. One of the facilities also requires Angeliki Frangou, the Company’s Chairman and Chief Executive Officer to beneficially own a minimum of 20% of the issued stock of the Company.

The credit facilities also contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Additionally, the credit facilities require compliance with the covenants contained in the indenture governing the 2019 Notes (as defined below). It is an event of default under the credit facilities if such covenants are not complied with.

As of June 30, 2013, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes due 2019

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125% (the “2019 Notes”). The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2019 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2019 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the 2019 Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2013.

Ship Mortgage Notes

In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the ship mortgage notes at par value.

The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (i) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of June 30, 2013.

Logistics Senior Notes

In April 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing Logistics Senior Notes”). In March 2013, the Logistics Co-Issuers issued an additional $90.0 million of the senior notes due on April 15, 2019 (the “Additional Logistics Senior Notes”, together with the Existing Logistics Senior Notes, the “Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes issued in March 2013 are identical to the $200.0 million Existing Logistics Senior Notes that were issued in April 2011.

The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Pursuant to a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement in respect of the Additional Logistics Senior Notes on April 10, 2013 that was declared effective on July 2, 2013. The exchange offer for the privately placed notes with publicly registered notes with identical terms was completed on August 5, 2013 with 100.0% of the privately placed notes tendered for exchange.

                The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries. The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2013.

Navios Logistics Revolving Credit Facility

                The availability of Navios Logistics’ revolving credit facility dated March 20, 2012 with Cyprus Popular Bank Public Co. Ltd. was terminated following the agreement of the country of Cyprus in March 2013 to restructure and recapitalize its banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund.

The annual weighted average interest rates of the Company’s total borrowings were 7.81% and 7.13% for the three month periods ended June 30, 2013 and 2012, respectively, and 7.81% and 7.10% for the six month periods ended June 30, 2013 and 2012, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2013, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
June 30, 2014	$14.2
June 30, 2015	61.0
June 30, 2016	21.9
June 30, 2017	42.3
June 30, 2018	507.7
June 30, 2019 and thereafter	771.9

Total	$1,419.0

Contractual Obligations:

	June 30, 2013
	Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1) (3)	$1,419.0	$14.2	$82.9	$550.0	$771.9
Operating Lease Obligations (Time Charters) for vessels in operation (5)	426.4	93.7	115.0	95.8	121.9
Operating Lease Obligations (Time Charters) for vessels to be delivered (5)	184.0	4.2	21.7	40.6	117.5
Operating Lease Obligations Push Boats and Barges	0.8	0.6	0.2	—	—
Capital Lease Obligations	24.5	1.4	23.1	—	—
Navios Logistics contractual payments (4)	34.5	27.0	7.5	—	—
Rent Obligations (2)	14.4	2.8	5.6	4.2	1.8

Total	$2,103.6	$143.9	$256.0	$690.6	$1,013.1

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.60% per annum. The amount does not include interest costs with rates of 8.125% and 8.875% for the 2019 Notes and ship mortgage notes of Navios Holdings, respectively, and 9.25% for the Logistics Senior Notes.
(2)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC.
(3)	The amount does not include unamortized discount and premium associated with our ship mortgage notes and Logistics Senior Notes.
(4)	As of June 30, 2013, Navios Logistics had obligations related to its port expansion project in the dry port concerning mainly (i) the new conveyor belt, (ii) the acquisition of three pushboats and (iii) the acquisition of one push boat and six barges.
(5)	Approximately 38% of the time charter payments included above is estimated to relate to operational costs for these vessels.

Working Capital Position

On June 30, 2013, Navios Holdings’ current assets totaled $468.9 million, while current liabilities totaled $181.3 million, resulting in a positive working capital position of $287.6 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash for the next twelve months to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On July 9, 2013, Navios Holdings agreed to acquire one 2006-built Panamax vessel and three 2005-built Panamax vessels for an aggregate purchase price of $66.0 million to be financed with debt and cash on hand. During July 2013, the Company paid a 10% deposit of $6.6 million. On August 26, 2013, Navios Holdings took delivery of the Navios Galileo, a 2006-built bulk carrier vessel for an acquisition price of $17.3 million. The remaining three vessels are expected to be delivered during the third quarter of 2013.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the third quarter of 2013. As of June 30, 2013, Navios Logistics had paid $17.7 million for the construction of the new conveyor belt. During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. Two barges were delivered in 2012 and two were delivered in 2013, with a cost of $1.9 million each. On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total consideration of $20.3 million.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19.1 million, which are expected to be delivered in the first quarter of 2014. This contract also includes an option exercisable by Navios Logistics for the construction of an additional 36 barges under the same terms and conditions.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on August 19, 2013, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock, with respect to the second quarter of 2013, payable on September 26, 2013 to stockholders of record as of September 18, 2013. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the six months ended June 30, 2013 and 2012, no customer accounted for more than 10% of the Company’s revenue.

In addition, certain of our long-term charter-out contracts have been insured until the end of 2016 through an “AA” rated European Union insurance provider for a maximum cash payment up to $120.0 million (including certain Navios Partners’ charters). Our agreement provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such type of insurance).

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation:

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of June 30, 2013, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

For a discussion of the Navios Partners guarantee see “Related Party Transactions” section.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2014.

                As of June 30, 2013, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties to local tax authorities for a total of approximately $1.0 million. According to the Horamar acquisition agreement, if such cases are brought against Navios Logistics, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition and Navios Partners for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition and Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

During the six months ended June 30, 2013 and 2012, the Company did not recognize any other than temporary impairment loss.

Related Party Transactions

Leases: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.2 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Acropolis: The Company utilizes its affiliate company, Acropolis Chartering and Shipping Inc. (“Acropolis”), as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of June 30, 2013 and December 31, 2012, the carrying amount of the investment was $0.6 million and $0.4 million, respectively. Commissions paid to Acropolis for both the three month periods ended June 30, 2013 and 2012 were $0, and for the six months ended June 30, 2013 and 2012 were $0 and $0.1 million, respectively. During the six month periods ended June 30, 2013 and 2012, the Company received dividends of $0 and $0.1 million, respectively, and during both the three month periods ended June 30, 2013 and 2012, the Company received dividends $0. Included in the trade accounts payable at June 30, 2013 and December 31, 2012 was an amount of $0.1 million and $0.1 million, respectively, which was due to Acropolis.

Vessels Charter Hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter is approximately two years at a net daily rate of $12,500 per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $12,000 per day, plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12,000 per day, plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity. The term of this charter is approximately one year at a net daily rate of $12,000 per day, plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran. The term of this charter is approximately six months at a net daily rate of $11,000 per day, plus profit sharing. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

Total charter hire expense for all vessels for the three month periods ended June 30, 2013 and 2012 were $4.4 million and $1.5 million, respectively, and for the six month periods ended June 30, 2013 and 2012 were $7.7 million and $2.1 million, respectively, and were included in the statement of comprehensive income under “Time charter, voyage and logistics business expenses”.

Management Fees: Pursuant to a management agreement dated November 16, 2007, as amended in 2009 and 2011, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. As of June 30, 2013, the daily fees are $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel until December 31, 2013. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. Total management fees for the three month periods ended June 30, 2013 and 2012 amounted to $8.6 million and $7.3 million, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $17.1 million and $14.6 million, respectively.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels. Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 5, 2015, bearing interest of 1% over LIBOR. Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but no later than December 31, 2014, bearing interest of 1% over LIBOR. Total management fees for the three month periods ended June 30, 2013 and 2012 amounted to $15.8 million and $11.1 million, respectively, and for the six month periods ended June 30, 2013 and 2012, amounted to $29.9 million and $22.1 million, respectively.

General and Administrative Expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2013 and 2012 amounted to $1.1 million and $0.9 million, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $2.1 million and $1.9 million, respectively.

Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2013 and 2012 amounted to $0.8 million and $0.5 million, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $1.4 million and $1.0 million, respectively.

Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for both the three month periods ended June 30, 2013 and 2012 was $0.2 million and for the six month periods ended June 30, 2013 and 2012 was $0.4 million and $0.3 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Navios Partners Guarantee: In November 2012, the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter-insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter-insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2013, no claims had been submitted to Navios Holdings.

Balance Due from Affiliates: Balance due from affiliates as of June 30, 2013 amounted to $53.9 million (December 31, 2012: $108.5 million) which included the current amounts due from Navios Partners and Navios Acquisition, which were $15.0 million (December 31, 2012: $21.7 million) and $3.6 million (December 31, 2012: $29.1 million), respectively, and the non-current amount of $35.3 million (December 31, 2012: $57.7 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2013 and December 31, 2012, the unamortized deferred gain for all vessels and rights sold totaled $24.4 million and $28.5 million, respectively, and for the three months ended June 30, 2013 and 2012, Navios Holdings recognized $1.4 million and $4.7 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2013 and 2012, Navios Holdings recognized $4.1 million and $7.4 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40.0 million, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of June 30, 2013, the outstanding amount under this facility was $0 (December 31, 2012: $35.0 million, which was recorded under “Loan receivable from affiliate company”).

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks.

Interest Rate Risk:

Debt Instruments — On June 30, 2013 and December 31, 2012, Navios Holdings had a total of $1,419.0 million and $1,362.1 million, respectively, in long-term indebtedness (excluding the unamortized discount and premium). The debt is U.S. dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of June 30, 2013, the outstanding amount of the Company’s floating rate loan facilities was $290.4 million. The interest rate on the 2019 Notes, the ship mortgage notes, and the Logistics Senior Notes is fixed and, therefore, changes in interest rates affect their fair value, which as of June 30, 2013 was $1,153.4 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for the six months ended June 30, 2013 by $1.5 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 68.9% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2013 would change net income by approximately $0.6 million for the six months ended June 30, 2013.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts. The Company records all of its derivative financial instruments and hedges such derivative financial instruments as economic hedges.

At June 30, 2013 and December 31, 2012, none of the “mark to market” positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of comprehensive income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As of June 30, 2013, the Company did not have any open positions.

Critical Accounting Policies

The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

Vessel, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the Company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminal, tanker vessels, barges, push boats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets, are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of our dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company in the three and six month periods ended June 30, 2013.

Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	June 30, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$271,097	$257,868
Restricted cash		6,011	24,704
Accounts receivable, net		82,902	85,721
Due from affiliate companies	8	18,589	50,837
Inventories		40,049	31,555
Prepaid expenses and other current assets		50,273	19,882

Total current assets		468,921	470,567

Vessels, port terminals and other fixed assets, net	3	1,721,979	1,746,493
Other long term assets		65,153	64,457
Long-term receivable from affiliate companies	8	35,290	57,701
Loan receivable from affiliate company	8	—	35,000
Investments in affiliates	11	303,103	197,291
Investments in available-for-sale securities	11	17,474	559
Intangible assets other than goodwill	4	201,435	209,058
Goodwill		160,336	160,336

Total non-current assets		2,504,770	2,470,895

Total assets		$2,973,691	$2,941,462

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$83,943	$63,921
Accrued expenses and other liabilities		73,430	75,681
Deferred income and cash received in advance	8	8,290	15,326
Current portion of capital lease obligations		1,376	1,353
Current portion of long-term debt	5	14,255	33,095

Total current liabilities		181,294	189,376

Senior and ship mortgage notes, net of discount and including premium	5	1,127,714	1,034,141
Long-term debt, net of current portion	5	276,759	290,976
Capital lease obligations, net of current portion		23,074	23,759
Unfavorable lease terms	4	29,540	32,006
Other long-term liabilities and deferred income	8	32,118	29,643
Deferred tax liability		14,687	18,522

Total non-current liabilities		1,503,892	1,429,047

Total liabilities		1,685,186	1,618,423

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of June 30, 2013 and December 31, 2012.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 103,330,707 and 103,255,409 as of June 30, 2013 and December 31, 2012, respectively.		10	10
Additional paid-in capital		549,025	547,377
Accumulated other comprehensive loss		(1,358)	(558)
Retained earnings		620,306	659,547

Total Navios Holdings’ stockholders’ equity		1,167,983	1,206,376

Noncontrolling interest		120,522	116,663

Total stockholders’ equity		1,288,505	1,323,039

Total liabilities and stockholders’ equity		$2,973,691	$2,941,462

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	9	$125,572	$172,079	$259,409	$324,093
Time charter, voyage and logistics business expenses	8	(65,632)	(73,215)	(135,640)	(134,932)
Direct vessel expenses		(26,444)	(33,042)	(54,139)	(59,050)
General and administrative expenses		(9,873)	(12,473)	(18,835)	(25,026)
Depreciation and amortization	2,3,4	(24,233)	(25,872)	(48,556)	(51,706)
Interest income/(expense) and finance cost, net		(27,372)	(25,306)	(52,730)	(50,546)
Loss on derivatives	6	(87)	(76)	(260)	(202)
Gain on sale of assets		18	323	18	323
Other income/(expense), net	11	9,865	(2,854)	6,734	(4,221)

Loss before equity in net earnings of affiliated companies		(18,186)	(436)	(43,999)	(1,267)
Equity in net earnings of affiliated companies	8	4,127	8,058	18,250	16,633

(Loss)/income before taxes		$(14,059)	$7,622	$(25,749)	$15,366
Income tax (expense)/benefit		(128)	(1,449)	3,572	(595)

Net (loss)/income		(14,187)	6,173	(22,177)	14,771
Less: Net income attributable to the noncontrolling interest		(1,694)	(888)	(3,859)	(27)

Net (loss)/income attributable to Navios Holdings common stockholders		$(15,881)	$5,285	$(26,036)	$14,744

(Loss)/income attributable to Navios Holdings common stockholders, basic	10	$(16,304)	$4,862	$(26,877)	$13,894

(Loss)/income attributable to Navios Holdings common stockholders, diluted	10	$(16,304)	$5,285	$(26,877)	$14,744

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.16)	$0.05	$(0.26)	$0.14

Weighted average number of shares, basic	10	101,783,378	101,205,545	101,771,451	101,198,855

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.16)	$0.05	$(0.26)	$0.13

Weighted average number of shares, diluted	10	101,783,378	110,993,160	101,771,451	111,014,906

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities		$(1,035)	$(333)	$(800)	$(422)
Reclassification to investments in affiliates		—	—	—	(6,158)

Total other comprehensive loss		$(1,035)	$(333)	$(800)	$(6,580)

Total comprehensive (loss)/income		$(15,222)	$5,840	$(22,977)	$8,191
Comprehensive income attributable to noncontrolling interest		(1,694)	(888)	(3,859)	(27)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders		$(16,916)	$4,952	$(26,836)	$8,164

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net (loss)/income		$(22,177)	$14,771
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments		59,292	68,345
Decrease/(increase) in operating assets		22,083	(52,750)
(Decrease)/increase in operating liabilities		(9,578)	13,886
Payments for drydock and special survey costs		(8,269)	(6,609)

Net cash provided by operating activities		41,351	37,643

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	11	(111,495)	(1,472)
Acquisition of vessels		—	(38,357)
Acquisition of intangible assets		(2,092)	—
Loan repayment from affiliate company	8	35,000	5,000
Decrease/(increase) in long-term receivable from affiliate companies	8	4,453	(1,906)
Proceeds from sale of assets		—	59,500
Purchase of property, equipment and other fixed assets		(16,127)	(8,535)

Net cash (used in)/provided by investing activities		(90,261)	14,230

FINANCING ACTIVITIES:
Proceeds from long-term loans, net of deferred finance fees		—	50,759
Repayment of long-term debt and payment of principal	5	(33,058)	(92,232)
Proceeds from issuance of senior notes including premium, net of debt issuance costs	5	90,284	—
Dividends paid		(13,205)	(13,141)
Issuance of common stock		279	93
Payments of obligations under capital leases		(662)	(851)
Decrease in restricted cash		18,501	1,498

Net cash provided by/(used in) financing activities		62,139	(53,874)

Increase/(decrease) in cash and cash equivalents		13,229	(2,001)

Cash and cash equivalents, beginning of period		257,868	171,096

Cash and cash equivalents, end of period		$271,097	$169,095

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$53,485	$48,971
Cash paid for income taxes		$774	$745

Non-cash investing and financing activities
Due from Navios Partners for the sale of Navios Buena Ventura in June 2012		$—	$8,000
Reclassification of investments in available for sale securities to investments in affiliates		$—	$82,572
Reclassification of accumulated other comprehensive income to investments in affiliates		$—	$6,158
Dividends declared but not paid		$—	$6,146
Investments in available for sale securities		$17,715	$232
Purchase of property and equipment		$—	$487
Capitalized deferred financing costs into vessel cost		$—	$135
Revaluation of vessels due to restructuring of capital lease obligations		$—	$4,590
Decrease in capital lease obligations due to restructuring		$—	$(4,590)

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692
Net income	—	—	—	—	—	14,744	—	14,744	27	14,771
Total other comprehensive loss	—	—	—	—	—	—	(6,580)	(6,580)	—	(6,580)
Stock-based compensation expenses	—	—	29,251	—	2,511	—	—	2,511	—	2,511
Cancellation of shares	—	—	(4,300)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(13,138)	—	(13,138)	—	(13,138)

Balance June 30, 2012 (unaudited)	8,479	$—	102,434,315	$10	$545,093	$511,954	$(414)	$1,056,643	$116,613	$1,173,256

Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039
Net (loss)/income	—	—	—	—	—	(26,036)	—	(26,036)	3,859	(22,177)
Total other comprehensive loss	—	—	—	—	—	—	(800)	(800)	—	(800)
Stock-based compensation expenses	—	—	87,750	—	1,648	—	—	1,648	—	1,648
Cancellation of shares	—	—	(12,452)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(13,205)	—	(13,205)	—	(13,205)

Balance June 30, 2013 (unaudited)	8,479	$—	103,330,707	$10	$549,025	$620,306	$(1,358)	$1,167,983	$120,522	$1,288,505

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

On August 25, 2005, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. Navios Holdings currently owns 63.8% of Navios Logistics.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S.GAAP”) for complete financial statements. The December 31, 2012 balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2012 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of June 30, 2013 was 23.4%, which includes a 2% general partner interest); (ii) Navios Acquisition and its subsidiaries (ownership interest as of June 30, 2013 was 51.6%) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of June 30, 2013 was 50%).

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Vessel, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminals, tanker vessels, barges, push boats and other fixed assets, after considering the estimated residual value.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of our dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company in the three month period and six month period ended June 30, 2013.

Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(e)	Income taxes:

The Company is a Marshall Islands corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s condensed consolidated financial statements was mainly attributable to Navios Logistics’ subsidiaries in South America, which are subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. Navios Logistics’ operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which Navios Logistics operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., Navios Logistics does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

During the six month period ended June 30, 2013, Navios Logistics decided to merge certain subsidiaries in Paraguay. As a result of the expected merger, Navios Logistics will distribute specifically identified earnings, which will be offset by retained net losses of $43,475. Navios Logistics’ decision to merge the subsidiaries resulted in a one-off income tax benefit in deferred income tax of $4,278. The 2013 estimated annual tax rate that is applied to ordinary income of the Paraguayan subsidiaries is 10%.

(f)	Recent Accounting Pronouncements:

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of the new standard did not have impact on Navios Holdings’ condensed consolidated financial statements.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS

Vessels, Port Terminals and Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$2,087,441	$(340,948)	$1,746,493
Additions	16,795	(41,309)	(24,514)
Write-off	(22)	22	—

Balance June 30, 2013	$2,104,214	$(382,235)	$1,721,979

For the six months ended June 30, 2013, the additions to the cost of vessels, port terminals and other fixed assets relate mainly to Navios Logistics for (i) $10,138 for the construction in progress of a new conveyor belt in Navios Logistics’ dry port facility in Nueva Palmira, Uruguay, which is expected to be completed in the third quarter of 2013; and (ii) $3,257 for the construction of four new tank barges, the first two of which were delivered in the second half of 2012, and two that were delivered in the first half of 2013.

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total acquisition price of $20,150. The acquisition price is payable in installments within the next twelve months (see also Note 7).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

	June 30, 2013	December 31, 2012
Intangible assets
Acquisition Cost (*) (**) (***)	$379,117	$380,805
Accumulated amortization	(177,682)	(171,747)

Total Intangible assets net book value	201,435	209,058

Unfavorable lease terms
Acquisition Cost (****)	(121,028)	(121,028)
Accumulated amortization	91,488	89,022

Unfavorable lease terms net book value	(29,540)	(32,006)

Total Intangibles net book value	$171,895	$177,052

(*)	As of June 30, 2013, intangible assets associated with favorable lease terms included an amount of $21,782 related to purchase options for the vessels.
(**)	On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), a Uruguayan company, for a total consideration of $2,092. Enersur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics accounted for the acquisition as an asset acquisition and as a result, an intangible asset related to the contractual rights of $2,092 was recorded under port terminals operating rights.
(***)	During the six months ended June 30, 2013, acquisition costs and accumulated amortization of $3,780 of fully amortized favorable lease terms were written off.
(****)	As of June 30, 2013, the intangible liability associated with the unfavorable lease terms included an amount of $9,405 related to purchase options held by third parties.

Amortization expense, net for the three month periods ended June 30, 2013 and 2012 amounted to $3,639 and $4,463, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $7,247 and $8,852, respectively.

The remaining aggregate amortization of acquired intangibles as of June 30, 2013 will be as follows:

Period
Year One	$14,532
Year Two	14,131
Year Three	15,139
Year Four	15,368
Year Five	7,404
Thereafter	92,944

Total	$159,518

NOTE 5: BORROWINGS

Borrowings, as of June 30, 2013 and December 31, 2012, consisted of the following:

Facility	June 30, 2013	December 31, 2012
Secured credit facilities	$290,447	$323,473
Senior notes due 2019	350,000	350,000
Ship mortgage notes	488,000	488,000
Logistics Senior notes	290,000	200,000
Navios Logistics other long-term loans	567	598

Total borrowings	1,419,014	1,362,071
Plus: unamortized premium	3,251	—
Less: unamortized discount	(3,537)	(3,859)
Less: current portion	(14,255)	(33,095)

Total long-term borrowings	$1,404,473	$1,325,117

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Secured credit facilities

As of June 30, 2013, the Company had secured credit facilities with various banks with a total outstanding balance of $290,447. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 1.75% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from October 2014 to May 2022. See also maturity table included below.

During the first quarter of 2013, the company paid in advance an amount of $28,619 relating to scheduled repayment installments due in the period from April 1, 2013 to December 31, 2013.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral.

The credit facilities require compliance with a number of financial and security value maintenance covenants, including: loan-to-value ratio covenants based on either charter-adjusted valuations or charter-free valuations, debt coverage ratios and minimum liquidity. One of the facilities also requires Angeliki Frangou, the Company’s Chairman and Chief Executive Officer to beneficially own at a minimum 20% of the issued stock of the Company.

The credit facilities also contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Additionally, the credit facilities require compliance with the covenants contained in the indenture governing the 2019 Notes (as defined below). It is an event of default under the credit facilities if such covenants are not complied with.

As of June 30, 2013, the Company was in compliance with all of the covenants under each of its credit facilities.

Senior Notes due 2019

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co -Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125% (the “2019 Notes”). The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2019 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2019 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the 2019 Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of June 30, 2013.

Ship Mortgage Notes

In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the ship mortgage notes at par value.

The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of June 30, 2013.

Logistics Senior Notes

In April 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing Logistics Senior Notes”). In March 2013, the Logistics Co-Issuers issued an additional $90,000 of the senior notes due on April 15, 2019 (the “Additional Logistics Senior Notes”, together with the Existing Logistics Senior Notes, the “Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes issued in March 2013 are identical to the $200,000 Existing Logistics Senior Notes that were issued in April 2011.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Pursuant to a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement in respect of the Additional Logistics Senior Notes on April 10, 2013 that was declared effective on July 2, 2013. The exchange offer for the privately placed notes with publicly registered notes with identical terms was completed on August 5, 2013 with 100.0% of the privately placed notes tendered for exchange.

The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries. The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2013.

Navios Logistics revolving credit facility

The availability of Navios Logistics’ revolving credit facility dated March 20, 2012 with Cyprus Popular Bank Public Co. Ltd. was terminated following the agreement of the country of Cyprus in March 2013 to restructure and recapitalize its banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund.

The annual weighted average interest rates of the Company’s total borrowings were 7.81% and 7.13% for the three month periods ended June 30, 2013 and 2012, respectively, and 7.81% and 7.10% for the six month periods ended June 30, 2013 and 2012, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of June 30, 2013, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Payment due by period
June 30, 2014	$14,255
June 30, 2015	60,976
June 30, 2016	21,885
June 30, 2017	42,335
June 30, 2018	507,676
June 30, 2019 and thereafter	771,887

Total	$1,419,014

NOTE 6: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Forward Freight Agreements (FFAs)

Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

At June 30, 2013 and December 31, 2012, none of the “mark-to-market” positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of comprehensive income.

The net losses from FFAs recorded in the statement of comprehensive income amounted to $87 and $76 for the three month periods ended June 30, 2013 and 2012, respectively, and $260 and $202 for the six month periods ended June 30, 2013 and 2012, respectively.

During each of the three month periods ended June 30, 2013 and 2012, the changes in net unrealized gains/(losses) on FFAs amounted to $88 and $(131), respectively, and during each of the six month periods ended June 30, 2013 and 2012, the changes in net unrealized losses on FFAs amounted to $69 and $252, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The 2019 Notes and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Loan receivable from affiliate company: The carrying amount of the floating rate loan approximates its fair value.

Long-term receivable from affiliate companies: The carrying amount of the floating rate receivable approximates its fair value.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectable are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$271,097	$271,097	$257,868	$257,868
Restricted cash	$6,011	$6,011	$24,704	$24,704
Accounts receivable, net	$82,902	$82,902	$85,721	$85,721
Investments in available-for-sale-securities	$17,474	$17,474	$559	$559
Forward Freight Agreements, net	$—	$—	$1,275	$1,275
Loan receivable from affiliate company	$—	$—	$35,000	$35,000
Long-term receivable from affiliate companies	$35,290	$35,290	$57,701	$57,701
Accounts payable	$(83,943)	$(83,943)	$(63,921)	$(63,921)
Capital lease obligations, including current portion	$(24,450)	$(24,450)	$(25,112)	$(25,112)
Senior and ship mortgage notes including premium and net of discount	$(1,127,714)	$(1,153,428)	$(1,034,141)	$(973,940)
Long-term debt, including current portion	$(291,014)	$(291,014)	$(324,071)	$(324,071)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2013
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available for sale securities	$17,474	$17,474	$—	—

Total	$17,474	$17,474	$—	$—

	Fair Value Measurements as of December 31, 2012
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,275	$1,275	$—	$—
Investments in available for sale securities	559	559	—	—

Total	$1,834	$1,834	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2013 and December 31, 2012.

	Fair Value Measurements at June 30, 2013
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$271,097	$271,097	$—	$—
Restricted cash	$6,011	$6,011	$—	$—
Senior and ship mortgage notes including premium and net of discount	$(1,153,428)	$(1,153,428)	$—	$—
Capital lease obligations, including current portion(1)	$(24,450)	$—	$(24,450)	$—
Long-term debt, including current portion(1)	$(291,014)	$—	$(291,014)	$—
Long-term receivable from affiliate companies(2)	$35,290	$—	$35,290	$—

	Fair Value Measurements at December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$257,868	$257,868	$—	$—
Restricted cash	$24,704	$24,704	$—	$—
Senior and ship mortgage notes including premium and net of discount	$(973,940)	$(973,940)	$—	$—
Capital lease obligations, including current portion(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt, including current portion(1)	$(324,071)	$—	$(324,071)	$—
Loan receivable from affiliate company(2)	$35,000	$—	$35,000	$—
Long-term receivable from affiliate companies(2)	$57,701	$—	$57,701	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate company and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of June 30, 2013, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2012: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012, the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (see also Note 8).

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2014.

As of June 30, 2013, Navios Logistics was contingently liable for various claims and penalties to local tax authorities for a total of approximately $1,004 ($1,039 as of December 31, 2012), recorded in other long-term liabilities. According to the Horamar acquisition agreement, if such cases are brought against Navios Logistics, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability, which was reflected in other non-current assets. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2026. As of June 30, 2013, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

	Amounts in thousands of U.S. Dollars
	In Operation	To be delivered	Total
June 30, 2014	$94,308	$4,248	$98,556
June 30, 2015	61,975	7,728	69,703
June 30, 2016	53,199	14,000	67,199
June 30, 2017	49,320	20,276	69,596
June 30, 2018	46,512	20,276	66,788
June 30, 2019 and thereafter	121,863	117,516	239,379

Total	$427,177	$184,044	$611,221

As of June 30, 2013, Navios Logistics has obligations related its port expansion project, the acquisition of three pushboats and the acquisition of the chartered in fleet of $1,523, 20,150 and $12,813, respectively. The table below reflects the future payments for these commitments.

Amounts in thousands of U.S. Dollars
June 30, 2014	$26,976
June 30, 2015	3,690
June 30, 2016	3,820

Total	$34,486

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €927 (approximately $1,213) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), as a broker. Commissions paid to Acropolis for the three month periods ended June 30, 2013 and 2012 were $30 and $0, respectively, and for the six months periods ended June 30, 2013 and 2012 were $40 and $48, respectively. Included in the trade accounts payable at June 30, 2013 and December 31, 2012 was an amount of $75 and $115, respectively, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon. The term of this charter is approximately two years at a net daily rate of $12.5 per day for the first year and $13.5 net per day for the second year, plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered in from Navios Partners the Navios Prosperity. The term of this charter is approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 per day, plus profit sharing. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered in from Navios Partners the Navios Libra. The term of this charter is approximately three years at a net daily rate of $12.0 per day, plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered in from Navios Partners the Navios Felicity. The term of this charter is approximately one year at a net daily rate of $12.0 per day, plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered in from Navios Partners the Navios Aldebaran. The term of this charter is approximately six months at a net daily rate of $11.0 per day, plus profit sharing. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

Total charter hire expense for all vessels for the three month periods ended June 30, 2013 and 2012 were $4,366 and $1,529, respectively, and for the six month periods ended June 30, 2013 and 2012 were $7,697 and $2,088, respectively, and were included in the statement of comprehensive income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. As of June 30, 2013, the daily fees are $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. Total management fees for the three month periods ended June 30, 2013 and 2012 amounted to $8,585 and $7,322, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $17,077 and $14,557, respectively.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 5, 2015, bearing interest of 1% over LIBOR. Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but no later than December 31, 2014, bearing interest of 1% over LIBOR. Total management fees for the three month periods ended June 30, 2013 and 2012 amounted to $15,826 and $11,102, respectively, and for the six month periods ended June 30, 2013 and 2012, amounted to $29,924 and $22,057, respectively.

Navios Partners Guarantee: In November 2012, the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2013, no claims had been submitted to Navios Holdings.

General & administrative expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2013 and 2012 amounted to $1,050 and $909, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $2,100 and $1,809, respectively.

Navios Acquisition has entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2013 and 2012 amounted to $755 and $492, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $1,414 and $976, respectively.

Navios Holdings has entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2013 and 2012 amounted to $190 and $150, respectively, and for the six month periods ended June 30, 2013 and 2012 amounted to $360 and $300, respectively. The general and administrative fees have been eliminated upon consolidation.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance due from affiliate: Balance due from affiliate as of June 30, 2013 amounted to $53,879 (December 31, 2012: $108,538) which included the current amounts due from Navios Partners and Navios Acquisition, which were $15,027 (December 31, 2012: $21,716) and $3,562 (December 31, 2012: $29,121), respectively, and the non current amount of $35,290 (December 31, 2012: $57,701) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2013 and December 31, 2012, the unamortized deferred gain for all vessels and rights sold totaled $24,388 and $28,459, respectively, and for the three months ended June 30, 2013 and 2012, Navios Holdings recognized $1,370 and $4,684, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. For the six months ended June 30, 2013 and 2012, Navios Holdings recognized $4,071 and $7,399, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40,000, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of June 30, 2013, the outstanding amount under this facility was $0 (December 31, 2012: $35,000, which was recorded under “Loan receivable from affiliate company”).

NOTE 9: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations		Logistics Business		Total
	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012
Revenue	$62,105	$98,787	$63,467	$73,292	$125,572	$172,079
Loss on derivatives	(87)	(76)	—	—	(87)	(76)
Interest income/expense and finance cost, net	(20,715)	(20,176)	(6,657)	(5,130)	(27,372)	(25,306)
Depreciation and amortization	(18,454)	(19,753)	(5,779)	(6,119)	(24,233)	(25,872)
Equity in net earnings of affiliated companies	4,127	8,058	—	—	4,127	8,058
Net (loss)/income attributable to Navios Holdings common stockholders	(18,704)	3,758	2,823	1,527	(15,881)	5,285
Total assets	2,422,071	2,447,063	551,620	431,407	2,973,691	2,878,470
Capital expenditures	(338)	(4,429)	(8,395)	(3,709)	(8,733)	(8,138)
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Investments in affiliates	303,103	188,070	—	—	303,103	188,070
Cash and cash equivalents	146,554	125,079	124,543	44,016	271,097	169,095
Restricted cash	6,011	9,521	—	—	6,011	9,521
Long-term debt (including current and non-current portion)	$1,124,910	$1,213,214	$293,818	$200,633	$1,418,728	$1,413,847

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations		Logistics Business		Total
	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
Revenue	$122,712	$200,653	$136,697	$123,440	$259,409	$324,093
Loss on derivatives	(260)	(202)	—	—	(260)	(202)
Interest income/expense and finance cost, net	(40,692)	(40,494)	(12,038)	(10,052)	(52,730)	(50,546)
Depreciation and amortization	(36,684)	(38,785)	(11,872)	(12,921)	(48,556)	(51,706)
Equity in net earnings of affiliated companies	18,250	16,633	—	—	18,250	16,633
Net (loss)/income attributable to Navios Holdings common stockholders	(32,647)	14,739	6,611	5	(26,036)	14,744
Total assets	2,422,071	2,447,063	551,620	431,407	2,973,691	2,878,470
Capital expenditures	(435)	(39,546)	(17,784)	(7,346)	(18,219)	(46,892)
Goodwill	56,240	56,240	104,096	104,096	160,336	160,336
Investments in affiliates	303,103	188,070	—	—	303,103	188,070
Cash and cash equivalents	146,554	125,079	124,543	44,016	271,097	169,095
Restricted cash	6,011	9,521	—	—	6,011	9,521
Long-term debt (including current and non-current portion)	$1,124,910	$1,213,214	$293,818	$200,633	$1,418,728	$1,413,847

NOTE 10: (LOSS)/EARNINGS PER COMMON SHARE

(Loss)/earnings per share are calculated by dividing net (loss)/ income by the weighted average number of shares of Navios Holdings outstanding during the period.

For the three months ended June 30, 2013, 2,283,704 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and for the six months ended June 30, 2013, 2,074,295 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect, and are therefore excluded from the calculation of diluted earnings per share.

	Three Month Period Ended June 30, 2013	Three Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2012
Numerator:
Net (loss)/income attributable to Navios Holdings common stockholders	$(15,881)	$5,285	$(26,036)	$14,744
Less:
Dividend on Preferred Stock	(423)	(423)	(841)	(850)

(Loss)/income available to Navios Holdings common stockholders, basic	$(16,304)	$4,862	$(26,877)	$13,894

Plus:
Dividend on Preferred Stock	—	423	—	850

(Loss)/income available to Navios Holdings common stockholders, diluted	$(16,304)	$5,285	$(26,877)	$14,744

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	101,783,378	101,205,545	101,771,451	101,198,855
Dilutive potential common shares — weighted average restricted stock and restricted units	—	1,308,615	—	1,324,897
Convertible preferred stock and convertible debt	—	8,479,000	—	8,479,000
Dilutive effect of securities	—	9,787,615	—	9,816,051

Denominator for diluted net income per share attributable to Navios Holdings common stockholders — adjusted weighted shares and assumed conversions	101,783,378	110,993,160	101,771,451	111,014,906

Basic net (loss)/income per share attributable to Navios Holdings common stockholders	$(0.16)	$0.05	$(0.26)	$0.14

Diluted net (loss)/income per share attributable to Navios Holdings common stockholders	$(0.16)	$0.05	$(0.26)	$0.13

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM), an affiliate of the Company, is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, and chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.

In February 2013, Navios Partners completed its public offering of 5,175,000 common units, including the full exercise of the underwriters’ overallotment option. Navios Holdings paid $1,494 in order to retain its 2% general partner interest. As a result, 105,613 additional general partnership units were issued in connection with this offering. Following this offering Navios Holdings’ interest in Navios Partners decreased. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee. As a result, a gain of $7,963 was recognized in “Equity in net earnings of affiliated companies”.

As of June 30, 2013, Navios Holdings holds a total of 14,223,763 common units, representing a 21.4% common interest in Navios Partners and the entire investment in Navios Partners is accounted for under the equity method.

As of June 30, 2013 and December 31, 2012, the carrying amount of the investment in Navios Partners accounted for under the equity method was $108,229 and $103,953, respectively.

As of June 30, 2013, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $47,383. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Dividends received during the three month periods ended June 30, 2013 and 2012 were $7,343 and $6,733, respectively, and for the six month periods ended June 30, 2013 and 2012 were $14,685 and $13,397, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of June 30, 2013 and December 31, 2012, the carrying amount of the investment was $599 and $420, respectively. During the three month periods ended June 30, 2013 and 2012, the Company did not receive any dividends and during the six month periods ended June 30, 2013 and 2012, the Company received dividends of $0 and $140, respectively.

Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

In February and May 2013, Navios Acquisition completed multiple offerings, including registered direct offerings and private placements to Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings. A total of 68,123,503 shares were issued. As part of these offerings, Navios Holdings purchased in private placements an aggregate of 33,982,656 shares of Navios Acquisition common stock for $110,001. Following these offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased and its economic interest in Navios Acquisition decreased. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee. As a result, a loss of $5,049 was recognized in “Equity in net earnings of affiliated companies”.

As of June 30, 2013, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $26,022. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of June 30, 2013, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 48.2% and its economic interest in Navios Acquisition was 51.6%.

As of June 30, 2013 and December 31, 2012, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $194,252 and $92,896, respectively.

Dividends received during the three month periods ended June 30, 2013 and 2012 were $2,999 and $1,301, respectively, and for the six month periods ended June 30, 2013 and 2012 were $5,177 and $2,601, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	June 30, 2013		December 31, 2012
Balance Sheet	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Current assets	$86,245	$131,009	$70,033	$71,795
Non-current assets	948,415	1,384,833	884,919	1,298,849
Current liabilities	26,258	50,573	60,276	67,828
Non-current liabilities	342,559	1,027,406	275,982	1,071,512

	Three Month Period Ended June 30, 2013		Three Month Period Ended June 30, 2012
Income Statement	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Revenue	$49,154	$47,057	$49,122	$35,945
Net income/(loss)	19,511	(1,536)	16,681	(1,928)

	Six Month Period Ended June 30, 2013		Six Month Period Ended June 30, 2012
Income Statement	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Revenue	$99,435	$91,229	$97,109	$71,662
Net income/(loss)	35,757	(801)	33,618	(2,716)

Investments in available-for-sale securities

During the six months ended June 30, 2013 the Company received shares of Korea Line Corporation (“KLC”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of the vessels. The shares were valued at fair value upon the day of receipt. As a result of the valuation, the Company recorded income of $12,511 in the statement of comprehensive income within the caption “Other income/(expense), net”. As of June 30, 2013 and December 31, 2012, the Company retained in total 314,077 and 138,479 shares, respectively, of KLC. As of June 30, 2013 and December 31, 2012, the carrying amount of the available-for-sale securities related to KLC was $17,474 and $559, respectively.

The shares received from KLC were accounted for under the guidance for available-for-sale securities. Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to statements of comprehensive income. The Company has no other types of available-for-sale securities.

As of June 30, 2013 and December 31, 2012, the unrealized holding losses related to these securities included in “Accumulated Other Comprehensive Loss” were $1,358 and $558, respectively. During the six months period ended June 30, 2013 and the year ended December 31, 2012, the Company did not recognize any realized losses.

NOTE 12: OTHER FINANCIAL INFORMATION

The Company’s 8.125% Senior Notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The Company’s 8.125% First Priority Ship Mortgage Notes issued on November 2, 2009 and July 10, 2012, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C., which are designated as unrestricted subsidiaries or those not required by the indenture (see Note 5). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidating statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended June 30, 2013
Revenue	$—	$62,104	$63,468	$—	$125,572
Time charter, voyage and logistics business expenses	—	(41,565)	(24,067)	—	(65,632)
Direct vessel expenses	—	(9,634)	(16,810)	—	(26,444)
General and administrative expenses	(1,420)	(4,912)	(3,541)	—	(9,873)
Depreciation and amortization	(701)	(17,752)	(5,780)	—	(24,233)
Interest income/expense and finance cost, net	(19,103)	(1,612)	(6,657)	—	(27,372)
Loss on derivatives	—	(87)	—	—	(87)
Gain on sale of assets	—	—	18	—	18
Other (expense)/income, net	(6)	11,928	(2,057)	—	9,865

(Loss)/income before equity in net earnings of affiliated companies	(21,230)	(1,530)	4,574	—	(18,186)
Income from subsidiaries	3,504	2,823	—	(6,327)	—
Equity in net earnings of affiliated companies	1,845	1,442	840	—	4,127

(Loss)/income before taxes	(15,881)	2,735	5,414	(6,327)	(14,059)
Income taxes	—	(71)	(57)	—	(128)

Net (loss)/income	(15,881)	2,664	5,357	(6,327)	(14,187)
Less: Net income attributable to the noncontrolling interest	—	—	(1,694)	—	(1,694)

Net (loss)/income attributable to Navios Holdings common stockholders	$(15,881)	$2,664	$3,663	$(6,327)	$(15,881)

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	$(1,035)	$(1,035)	$—	$1,035	$(1,035)

Total other comprehensive loss	$(1,035)	$(1,035)	$—	$1,035	$(1,035)

Total comprehensive (loss)/income	$(16,916)	$1,629	$5,357	$(5,292)	$(15,222)
Comprehensive income attributable to noncontrolling interest	—	—	(1,694)	—	(1,694)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(16,916)	$1,629	$3,663	$(5,292)	$(16,916)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the three months ended June 30, 2012
Revenue	$—	$96,474	$75,605	$—	$172,079
Time charter, voyage and logistics business expenses	—	(39,933)	(33,282)	—	(73,215)
Direct vessel expenses	—	(13,546)	(19,496)	—	(33,042)
General and administrative expenses	(3,378)	(5,828)	(3,267)	—	(12,473)
Depreciation and amortization	(701)	(18,521)	(6,650)	—	(25,872)
Interest income/expense and finance cost, net	(16,463)	(3,211)	(5,632)	—	(25,306)
Loss on derivatives	—	(76)	—	—	(76)
Gain on sale of assets	—	323	—	—	323
Other income/(expense), net	18	(166)	(2,706)	—	(2,854)

(Loss)/income before equity in net earnings of affiliated companies	(20,524)	15,516	4,572	—	(436)
Income from subsidiaries	22,873	2,307	—	(25,180)	—
Equity in net earnings of affiliated companies	2,936	4,788	334	—	8,058

Income before taxes	5,285	22,611	4,906	(25,180)	7,622
Income taxes	—	(72)	(1,377)	—	(1,449)

Net income	5,285	22,539	3,529	(25,180)	6,173
Less: Net income attributable to the noncontrolling interest	—	—	(888)	—	(888)

Net income attributable to Navios Holdings common stockholders	$5,285	$22,539	$2,641	$(25,180)	$5,285

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	$(333)	$(333)	$—	$333	$(333)

Total other comprehensive loss	$(333)	$(333)	$—	$333	$(333)

Total comprehensive income	$4,952	$22,206	$3,529	$(24,847)	$5,840
Comprehensive income attributable to noncontrolling interest	—	—	(888)		(888)

Total comprehensive income attributable to Navios Holdings common stockholders	$4,952	$22,206	$2,641	$(24,847)	$4,952

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the six months ended June 30, 2013
Revenue	$—	$122,711	$136,698	$—	$259,409
Time charter, voyage and logistics business expenses	—	(76,104)	(59,536)	—	(135,640)
Direct vessel expenses	—	(19,105)	(35,034)	—	(54,139)
General and administrative expenses	(2,890)	(9,334)	(6,611)	—	(18,835)
Depreciation and amortization	(1,394)	(35,289)	(11,873)	—	(48,556)
Interest income/(expense) and finance cost, net	(37,403)	(3,289)	(12,038)	—	(52,730)
Loss on derivatives	—	(260)	—	—	(260)
Gain on sale of assets	—	—	18	—	18
Other income/(expense), net	31	11,570	(4,867)	—	6,734

(Loss)/income before equity in net earnings of affiliated companies	(41,656)	(9,100)	6,757	—	(43,999)
Income from subsidiaries	3,235	6,611	—	(9,846)	—
Equity in net earnings of affiliated companies	12,385	4,251	1,614	—	18,250

Income before taxes	(26,036)	1,762	8,371	(9,846)	(25,749)
Income tax (expense)/benefit	—	(141)	3,713	—	3,572

Net (loss)/income	(26,036)	1,621	12,084	(9,846)	(22,177)
Less: Net income attributable to the noncontrolling interest	—	—	(3,859)	—	(3,859)

Net (loss)/income attributable to Navios Holdings common stockholders	$(26,036)	$1,621	$8,225	$(9,846)	$(26,036)

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	$(800)	$(800)	$—	$800	$(800)

Total other comprehensive loss	$(800)	$(800)	$—	$800	$(800)

Total comprehensive (loss)/income	$(26,836)	$821	$12,084	$(9,046)	$(22,977)
Comprehensive income attributable to noncontrolling interest	—	—	(3,859)	—	(3,859)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(26,836)	$821	$8,225	$(9,046)	$(26,836)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the six months ended June 30, 2012
Revenue	$—	$195,556	$128,537	$—	$324,093
Time charter, voyage and logistics business expenses	—	(80,097)	(54,835)	—	(134,932)
Direct vessel expenses	—	(23,254)	(35,796)	—	(59,050)
General and administrative expenses	(7,151)	(10,929)	(6,946)	—	(25,026)
Depreciation and amortization	(1,401)	(36,216)	(14,089)	—	(51,706)
Interest income/(expense) and finance cost, net	(32,730)	(7,068)	(10,748)	—	(50,546)
Loss on derivatives	—	(202)	—	—	(202)
Gain on sale of assets	—	323	—	—	323
Other expense, net	(216)	(557)	(3,448)	—	(4,221)

(Loss)/income before equity in net earnings of affiliated companies	(41,498)	37,556	2,675	—	(1,267)
Income from subsidiaries	47,947	2,194	—	(50,141)	—
Equity in net earnings of affiliated companies	8,295	7,666	672	—	16,633

Income before taxes	14,744	47,416	3,347	(50,141)	15,366
Income taxes	—	(141)	(454)	—	(595)

Net income	14,744	47,275	2,893	(50,141)	14,771
Less: Net income attributable to the noncontrolling interest	—	—	(27)	—	(27)

Net income attributable to Navios Holdings common stockholders	$14,744	$47,275	$2,866	$(50,141)	$14,744

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	$(422)	$(422)	$—	$422	$(422)
Reclassification to investments in affiliates	(6,158)	—	—	—	(6,158)

Total other comprehensive loss	$(6,580)	$(422)	$—	$422	$(6,580)

Total comprehensive income	$8,164	$46,853	$2,893	$(49,719)	$8,191
Comprehensive income attributable to noncontrolling interest	—	—	(27)	—	(27)

Total comprehensive income attributable to Navios Holdings common stockholders	$8,164	$46,853	$2,866	$(49,719)	$8,164

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of June 30, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$52,530	$94,023	$124,544	$—	$271,097
Restricted cash	5,139	872	—	—	6,011
Accounts receivable, net	—	51,471	31,431	—	82,902
Intercompany receivables	—	—	71,305	(71,305)	—
Due from affiliate companies	3,000	15,589	—	—	18,589
Prepaid expenses and other current assets, including inventories	1,044	61,177	28,101	—	90,322

Total current assets	61,713	223,132	255,381	(71,305)	468,921

Vessels, port terminals and other fixed assets, net	—	1,359,566	362,413	—	1,721,979
Investments in subsidiaries	1,629,934	282,653	—	(1,912,587)	—
Investment in available for sale securities	—	17,474	—	—	17,474
Investment in affiliates	291,629	621	10,853	—	303,103
Long-term receivable from affiliate companies	—	35,290	—	—	35,290
Other long term assets	14,728	23,207	27,218	—	65,153
Goodwill and other intangibles	93,789	104,257	163,725	—	361,771

Total non-current assets	2,030,080	1,823,068	564,209	(1,912,587)	2,504,770

Total assets	$2,091,793	$2,046,200	$819,590	$(1,983,892)	$2,973,691

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$—	$46,236	$37,707	$—	$83,943
Accrued expenses	18,022	36,085	19,323	—	73,430
Deferred income and cash received in advance	—	5,734	2,556	—	8,290
Intercompany payables	30,673	35,045	5,587	(71,305)	—
Current portion of capital lease obligations	—	—	1,376	—	1,376
Current portion of long term debt	2,706	11,480	69	—	14,255

Total current liabilities	51,401	134,580	66,618	(71,305)	181,294

Long term debt, net of current portion	872,409	238,315	293,749	—	1,404,473
Capital lease obligations, net of current portion	—	—	23,074	—	23,074
Unfavorable lease terms	—	29,540	—	—	29,540
Other long term liabilities and deferred income	—	21,673	10,445	—	32,118
Deferred tax liability	—	—	14,687	—	14,687

Total non-current liabilities	872,409	289,528	341,955	—	1,503,892

Total liabilities	923,810	424,108	408,573	(71,305)	1,685,186

Noncontrolling interest	—	—	120,522	—	120,522
Total Navios Holdings stockholders’ equity	1,167,983	1,622,092	290,495	(1,912,587)	1,167,983

Total liabilities and stockholders’ equity	$2,091,793	$2,046,200	$819,590	$(1,983,892)	$2,973,691

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$79,213	$133,116	$45,539	$—	$257,868
Restricted cash	14,278	10,426	—	—	24,704
Accounts receivable, net	—	56,599	29,122	—	85,721
Intercompany receivables	49,852	—	71,379	(121,231)	—
Due from affiliate companies	1,300	49,974	—	(437)	50,837
Prepaid expenses and other current assets, including inventories	—	27,502	23,935	—	51,437

Total current assets	144,643	277,617	169,975	(121,668)	470,567

Vessels, port terminals and other fixed assets, net	—	1,390,455	356,038	—	1,746,493
Loan receivable from affiliate company	35,000	—	—	—	35,000
Investments in subsidiaries	1,626,699	276,042	—	(1,902,741)	—
Investment in available for sale securities	—	559	—	—	559
Investment in affiliates	187,008	442	9,841	—	197,291
Long-term receivable from affiliate companies	—	57,701	—	—	57,701
Other long term assets	16,212	29,077	19,168	—	64,457
Goodwill and other intangibles	95,183	110,690	163,521	—	369,394

Total non-current assets	1,960,102	1,864,966	548,568	(1,902,741)	2,470,895

Total assets	$2,104,745	$2,142,583	$718,543	$(2,024,409)	$2,941,462

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$—	$25,440	$38,481	$—	$63,921
Accrued expenses	18,142	40,411	17,128	—	75,681
Deferred income and cash received in advance	—	12,322	3,004	—	15,326
Due to affiliate companies	—	—	437	(437)	—
Intercompany payables	—	115,335	5,896	(121,231)	—
Current portion of capital lease obligations	—	—	1,353	—	1,353
Current portion of long term debt	5,433	27,593	69	—	33,095

Total current liabilities	23,575	221,101	66,368	(121,668)	189,376

Long term debt, net of current portion	874,794	249,794	200,529	—	1,325,117
Capital lease obligations, net of current portion	—	—	23,759	—	23,759
Unfavorable lease terms	—	32,006	—	—	32,006
Other long term liabilities and deferred income	—	19,211	10,432	—	29,643
Deferred tax liability	—	—	18,522	—	18,522

Total non-current liabilities	874,794	301,011	253,242	—	1,429,047

Total liabilities	898,369	522,112	319,610	(121,668)	1,618,423

Noncontrolling interest	—	—	116,663	—	116,663
Total Navios Holdings stockholders’ equity	1,206,376	1,620,471	282,270	(1,902,741)	1,206,376

Total liabilities and stockholders’ equity	$2,104,745	$2,142,583	$718,543	$(2,024,409)	$2,941,462

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the six months ended June 30, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(4,453)	$38,605	$7,199	$—	$41,351

Cash flows from investing activities
Acquisition of intangible assets	—	—	(2,092)	—	(2,092)
Acquisition of investments in affiliates	(110,001)	—	(1,494)	—	(111,495)
Loan repayment from affiliate company	35,000	—	—	—	35,000
Decrease in long-term receivable from affiliate companies	—	4,453	—	—	4,453
Purchase of property and equipment	—	(435)	(15,692)	—	(16,127)

Net cash used in investing activities	(75,001)	4,018	(19,278)	—	(90,261)

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	61,991	(63,485)	1,494	—	—
Issuance of common stock	279	—	—	—	279
Proceeds from issuance of senior notes including premium, net of debt issuance costs	—	—	90,284	—	90,284
Repayment of long-term debt	(5,433)	(27,593)	(32)	—	(33,058)
Dividends paid	(13,205)	—	—	—	(13,205)
Decrease in restricted cash	9,139	9,362	—	—	18,501
Payments of obligations under capital leases	—	—	(662)	—	(662)

Net cash provided by/(used in) financing activities	52,771	(81,716)	91,084	—	62,139

Net (decrease)/increase in cash and cash equivalents	(26,683)	(39,093)	79,005	—	13,229

Cash and cash equivalents, at beginning of period	79,213	133,116	45,539	—	257,868

Cash and cash equivalents, at end of period	$52,530	$94,023	$124,544	$—	$271,097

Cash flow statement for the six months ended June 30, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$25,569	$(3,894)	$15,968	$—	$37,643

Cash flows from investing activities
Acquisition of vessels	—	(38,357)	—	—	(38,357)
Acquisition of investments in affiliates	—	—	(1,472)	—	(1,472)
Loan repayment from affiliate company	5,000	—	—	—	5,000
Increase in long-term receivable from affiliate companies	—	(1,906)	—	—	(1,906)
Proceeds from sale of assets	—	59,500	—	—	59,500
Purchase of property and equipment	—	(1,189)	(7,346)	—	(8,535)

Net cash provided by/(used in) investing activities	5,000	18,048	(8,818)	—	14,230

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	31,278	(59,500)	28,222	—	—
Issuance of common stock	93	—	—	—	93
Proceeds from long-term loan, net of deferred finance fees	—	50,759	—	—	50,759
Repayment of long-term debt	(20,656)	(40,541)	(31,035)	—	(92,232)
Dividends paid	(13,141)	—	—	—	(13,141)
(Increase)/decrease in restricted cash	(4,801)	6,299	—	—	1,498
Payments of obligations under capital leases	—	—	(851)	—	(851)

Net cash used in financing activities	(7,227)	(42,983)	(3,664)	—	(53,874)

Net increase/(decrease) in cash and cash equivalents	23,342	(28,829)	3,486	—	(2,001)

Cash and cash equivalents, at beginning of period	74,160	56,406	40,530	—	171,096

Cash and cash equivalents, at end of period	$97,502	$27,577	$44,016	$—	$169,095

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: SUBSEQUENT EVENTS

(a)	On July 3, 2013, Navios Holdings received $3,000 as a dividend distribution from its affiliate Navios Acquisition.

(b)	On July 9, 2013, Navios Holdings agreed to acquire one 2006-built Panamax vessel and three 2005-built Panamax vessels for an aggregate purchase price of $66,000 to be financed with debt and cash on hand. During July 2013, the Company paid a 10% deposit of $6,600. On August 26, 2013, Navios Holdings took delivery of the Navios Galileo, a 2006-built bulk carrier vessel for an acquisition price of $17,250. The remaining three vessels are expected to be delivered into Navios Holdings’ fleet in the third quarter of 2013.

(c)	On July 10, 2013, Navios Logistics became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% non-controlling interest for a total cash consideration of $750 payable in three installments with the final installment due on January 15, 2014.

(d)	On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19,080, which are expected to be delivered in the first quarter of 2014.This contract also includes an option exercisable by Navios Logistics for the construction of an additional 36 barges under the same terms and conditions.

(e)	On August 13, 2013, Navios Holdings received $7,342 as a dividend distribution from its affiliate Navios Partners.

(f)	On August 19, 2013, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on September 26, 2013 to stockholders of record on September 18, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 26, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

101	The following materials from the Company’s Form 6-K containing its financial statements for the three and six month periods ended June 30, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets as at June 30, 2013 (unaudited) and December 31, 2012; (ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and six month periods ended June 30, 2013 and 2012; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2013 and 2012; (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the six month periods ended June 30, 2013 and 2012; and (v) the Notes to Condensed Consolidated Financial Statements (unaudited) as block of text. *

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.